UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INTELSAT S.A.

Quarterly Report for the three months ended March 31, 2015

INTRODUCTION

In this Quarterly Report, unless otherwise indicated or the context otherwise requires, (1) the terms “we,” “us,” “our”, “the Company” and “Intelsat S.A.” refer to Intelsat S.A. (formerly Intelsat Global Holdings S.A.) and its subsidiaries on a consolidated basis, (2) the term “Intelsat Holdings” refers to Intelsat Holdings S.A., Intelsat S.A.’s indirect wholly-owned subsidiary, (3) the term “Intelsat Investments” refers to Intelsat Investments S.A. (formerly Intelsat S.A.), Intelsat S.A.’s indirect wholly-owned subsidiary, (4) the term “Intelsat Luxembourg” refers to Intelsat (Luxembourg) S.A., Intelsat Investments’ direct wholly-owned subsidiary, (5) the term “Intelsat Jackson” refers to Intelsat Jackson Holdings S.A., Intelsat Luxembourg’s direct wholly-owned subsidiary, (6) the term “Intelsat Corp” refers to Intelsat Corporation, Intelsat Jackson’s direct wholly-owned subsidiary and (7) the term “Intelsat General” refers to Intelsat General Corporation, our government business subsidiary.

In this Quarterly Report, unless the context otherwise requires, all references to transponder capacity or demand refer to transponder capacity or demand in the C-band and Ku-band frequencies only.

FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated, all references to “dollars” and “$” in this Quarterly Report are to, and all monetary amounts in this Quarterly Report are presented in, U.S. dollars. Unless otherwise indicated, the financial information contained in this Quarterly Report has been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Certain monetary amounts, percentages and other figures included in this Quarterly Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

In this Quarterly Report, we refer to and rely on publicly available information regarding our industry and our competitors. Although we believe the information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.

FORWARD-LOOKING STATEMENTS

Some of the statements in this Quarterly Report constitute forward-looking statements that do not directly or exclusively relate to historical facts.

When used in this Quarterly Report, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements made in this Quarterly Report reflect our intentions, plans, expectations, assumptions and beliefs about future events. These forward-looking statements speak only as of the date of this Quarterly Report and are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in Item 3D—Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2014, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	risks associated with operating our in-orbit satellites;

•	satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced satellite performance;

•	potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches;

•	our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

•	possible future losses on satellites that are not adequately covered by insurance;

•	U.S. and other government regulation;

•	changes in our contracted backlog or expected contracted backlog for future services;

•	pricing pressure and overcapacity in the markets in which we compete;

•	our ability to access capital markets for debt or equity;

•	the competitive environment in which we operate;

•	customer defaults on their obligations to us;

•	our international operations and other uncertainties associated with doing business internationally;

•	litigation; and

•	other risks discussed in our Annual Report or this Quarterly Report.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this Quarterly Report and to view all forward-looking statements made in this Quarterly Report with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	As of December 31, 2014	As of March 31, 2015
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$123,147	$258,726
Receivables, net of allowance of $35,174 in 2014 and $34,231 in 2015	220,458	217,290
Deferred income taxes	76,315	75,827
Prepaid expenses and other current assets	35,945	33,313

Total current assets	455,865	585,156
Satellites and other property and equipment, net	5,880,264	5,908,842
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	500,545	485,490
Other assets	393,754	392,964

Total assets	$16,469,355	$16,611,379

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$151,793	$145,642
Taxes payable	8,974	2,172
Employee related liabilities	44,815	25,053
Accrued interest payable	161,495	311,170
Current portion of long-term debt	49,000	—
Deferred satellite performance incentives	20,957	20,070
Deferred revenue	117,401	119,411
Other current liabilities	72,629	91,818

Total current liabilities	627,064	715,336
Long-term debt, net of current portion	14,762,142	14,761,161
Deferred satellite performance incentives, net of current portion	163,360	159,023
Deferred revenue, net of current portion	967,318	988,819
Deferred income taxes	211,680	221,869
Accrued retirement benefits	262,906	246,474
Other long-term liabilities	217,452	190,586
Commitments and contingencies (Note 13)

Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,067	1,071
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	35	35
Paid-in capital	2,117,898	2,125,723
Accumulated deficit	(2,782,741)	(2,728,024)
Accumulated other comprehensive loss	(112,527)	(103,405)

Total Intelsat S.A. shareholders’ deficit	(776,268)	(704,600)
Noncontrolling interest	33,701	32,711

Total liabilities and shareholders’ deficit	$16,469,355	$16,611,379

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
Revenue	$628,890	$602,306
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	83,759	83,467
Selling, general and administrative	46,846	54,672
Depreciation and amortization	169,585	171,405

Total operating expenses	300,190	309,544

Income from operations	328,700	292,762
Interest expense, net	240,801	225,974
Other income (expense), net	395	(3,638)

Income before income taxes	88,294	63,150
Provision for income taxes	5,398	7,485

Net income	82,896	55,665
Net income attributable to noncontrolling interest	(950)	(948)

Net income attributable to Intelsat S.A.	$81,946	$54,717

Net income per common share attributable to Intelsat S.A.:
Basic	$0.77	$0.51
Diluted	$0.70	$0.47

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015

Net income	$82,896	$55,665
Other comprehensive income, net of tax:
Defined benefit retirement plans:
Reclassification adjustment for amortization of unrecognized prior service credits and curtailment gain included in net periodic pension costs, net of tax	(27)	(382)
Reclassification adjustment for amortization of unrecognized actuarial loss included in net periodic pension costs, net of tax	1,628	2,934
Benefit plan modification, net of tax of $3.8 million	—	6,510
Marketable securities:
Total gains on investments, net of tax	67	90
Reclassification adjustment for realized gain on investments, net of tax	(35)	(30)

Other comprehensive income	1,633	9,122

Comprehensive income	84,529	64,787
Comprehensive income attributable to noncontrolling interest	(950)	(948)

Comprehensive income attributable to Intelsat S.A.	$83,579	$63,839

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
Cash flows from operating activities:
Net income	$82,896	$55,665
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	169,585	171,405
Provision for doubtful accounts	(2,563)	5,070
Foreign currency transaction loss	223	5,205
Share-based compensation	3,958	7,831
Deferred income taxes	(1,398)	900
Amortization of discount, premium, issuance costs and related costs	5,618	4,977
Unrealized gains on derivative financial instruments	(5,141)	(5,321)
Amortization of actuarial loss and prior service credits for retirement benefits	2,537	4,039
Other non-cash items	44	(27)
Changes in operating assets and liabilities:
Receivables	(20,522)	(1,902)
Prepaid expenses and other assets	(192)	(4,299)
Accounts payable and accrued liabilities	(6,368)	(25,967)
Accrued interest payable	143,500	149,675
Deferred revenue	5,487	22,679
Accrued retirement benefits	(6,320)	(6,118)
Other long-term liabilities	(4,453)	2,541

Net cash provided by operating activities	366,891	386,353

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(166,440)	(186,992)
Other investing activities	—	5

Net cash used in investing activities	(166,440)	(186,987)

Cash flows from financing activities:
Repayments of long-term debt	(12,209)	(49,000)
Dividends paid to preferred shareholders	(2,480)	(2,480)
Capital contribution from noncontrolling interest	6,105	—
Dividends paid to noncontrolling interest	(1,846)	(1,938)
Principal payments on deferred satellite performance incentives	(5,164)	(5,260)
Other financing activities	2,968	96

Net cash used in financing activities	(12,626)	(58,582)

Effect of exchange rate changes on cash and cash equivalents	(223)	(5,205)

Net change in cash and cash equivalents	187,602	135,579
Cash and cash equivalents, beginning of period	247,790	123,147

Cash and cash equivalents, end of period	$435,392	$258,726

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$89,752	$76,758
Income taxes paid, net of refunds	15,529	14,074
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$52,382	$73,014

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2015

Note 1 General

Basis of Presentation

The accompanying condensed consolidated financial statements of Intelsat S.A. (formerly known as Intelsat Global Holdings S.A.) and its subsidiaries (“Intelsat S.A.,” “we,” “us,” “our” or the “Company”) have not been audited, but are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (“ASC”). The unaudited condensed consolidated financial statements include all adjustments (consisting only of normal and recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of these financial statements. The results of operations for the periods presented are not necessarily indicative of operating results for the full year or for any future period. The condensed consolidated balance sheet as of December 31, 2014 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2014 on file with the Securities and Exchange Commission.

Use of Estimates

The preparation of these condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of these condensed consolidated financial statements, the reported amounts of revenues and expenses during the reporting periods, and the disclosures of contingent liabilities. Accordingly, ultimate results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year presentation. The reclassifications had no effect on previously reported results of operations, cash flows or retained earnings.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the revenue recognition requirements in FASB ASC Topic 605 – Revenue Recognition. The guidance in ASU 2014-09 clarifies the principles for recognizing revenue and improves financial reporting by creating a common revenue standard for U.S. GAAP and International Financial Reporting Standards. ASU 2014-09 is effective for interim and annual reporting periods beginning after December 15, 2016. However, the FASB, in its April 1, 2015 meeting, proposed to defer the effective date of the ASU 2014-09 by one year. Based on the proposal, public entities could elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, the FASB proposed to permit early adoption of the standard but not before the original effective date, i.e. annual periods beginning after December 15, 2016. The FASB expects to issue an accounting standard update during the second quarter of 2015. The standard permits the use of either the retrospective or cumulative effect transition method. We are in the process of evaluating the impact that ASU 2014-09 will have on our consolidated financial statements and associated disclosures, and have not yet selected a transition method.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30) to simplify the presentation of debt issuance costs. The amendments in this update require that debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct deduction from the carrying value of that debt liability. ASU 2015-03 is effective for interim and annual periods beginning after December 15, 2015 on a retrospective basis with early adoption allowed. We plan to adopt the amendments in the fourth quarter of 2015. The adoption of the ASU 2015-03 would have had an effect of a reduction in other assets and long-term debt, net of current portion of $142.9 million and $137.8 million as of December 31, 2014 and March 31, 2015, respectively.

Note 2 Share Capital

Under our Articles of Incorporation, we have an authorized share capital of $10.0 million, represented by 1.0 billion shares of any class with a nominal value of $0.01 per share. At March 31, 2015, there were 107.1 million common shares issued and outstanding and 3.45 million 5.75% Series A mandatory convertible junior non-voting preferred shares (the “Series A Preferred Shares”) issued and outstanding. Our Series A Preferred Shares have a liquidation preference of $50 per share plus any accrued and unpaid dividends.

Each Series A Preferred Share will automatically convert on May 1, 2016 into between 2.2676 and 2.7778 of our common shares, subject to anti-dilution adjustments. The number of our common shares issuable on conversion will be determined based on the average of the closing prices per common share over the 40 trading day period ending on the third trading day prior to the mandatory conversion date. At any time prior to May 1, 2016, holders may elect to convert each Series A Preferred Share into common shares at the minimum conversion rate of 2.2676 common shares per Series A Preferred Share, subject to anti-dilution adjustments.

Note 3 Net Income per Share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to Intelsat S.A.’s common shareholders by the weighted average number of common shares outstanding during the periods.

In April 2013, the shareholders of Intelsat S.A. declared a $10.2 million dividend, which was paid in four installments through June 2014 to the holders of our Series A Preferred Shares, in accordance with the terms of the Series A Preferred Shares. In June 2014, the shareholders of Intelsat S.A. declared a $9.9 million dividend to be paid to holders of our Series A Preferred Shares in four equal installments through June 2015. In 2014, we made payments on the first and second installments, each of $0.71875 per share. In February 2015, we paid the third installment of $0.71875 per share. Further, in April 2015, we announced the fourth installment of $0.71875 per share, to be paid on May 1, 2015 to holders of record as of April 15, 2015.

The following table sets forth the computation of basic and diluted net income per share attributable to Intelsat S.A.:

	(in thousands, except per share data or where otherwise noted)
	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015

Numerator:
Net income	$82,896	$55,665
Net income attributable to noncontrolling interest	(950)	(948)

Net income attributable to Intelsat S.A.	81,946	54,717

Net income attributable to common shareholders	$81,946	$54,717
Numerator for Basic EPS - income available to common shareholders	$81,946	$54,717
Numerator for Diluted EPS	$81,946	$54,717

Denominator:
Basic weighted average shares outstanding (in millions)	106.2	106.9
Weighted average dilutive shares outstanding (in millions):
Preferred shares (in millions)	9.6	9.6
Employee compensation related shares including options and restricted stock units (in millions)	0.8	0.8

Diluted weighted average shares outstanding (in millions)	116.6	117.3

Basic net income per common share attributable to Intelsat S.A.	$0.77	$0.51

Diluted net income per common share attributable to Intelsat S.A.	$0.70	$0.47

The weighted average number of shares that could potentially dilute basic EPS in the future was 0.8 million and 4.5 million (consisting of restricted share units and options to purchase common shares) for the three months ended March 31, 2014 and March 31, 2015, respectively.

Note 4 Share-Based and Other Compensation Plans

On March 30, 2012, our board of directors adopted the amended and restated Intelsat Global, Ltd. 2008 Share Incentive Plan (the “2008 Equity Plan”); and in April 2013, our board of directors adopted the Intelsat S.A. 2013 Equity Incentive Plan (the “2013 Equity Plan”). No new awards may be granted under the 2008 Equity Plan.

The 2013 Equity Plan allows for grants of stock options, restricted shares, restricted share units (“RSUs”), other share-based awards and performance compensation awards, and a total issuance of up to 10.0 million common shares was authorized under the plan.

For all share-based awards, we recognize the compensation costs over the vesting period during which the employee provides service in exchange for the award. During the three months ended March 31, 2014 and 2015, we recorded compensation expense of $4.0 million and $7.8 million, respectively.

Time-based RSUs

We granted 0.6 million time-based RSUs during the three months ended March 31, 2015. These RSUs generally vest over three years from the date of grant in equal annual installments.

The fair value of time-based RSUs is the market price of our common shares on the date of grant. The weighted average grant date fair value of time-based RSUs granted during the three months ended March 31, 2015 was $12.00 per RSU.

Performance-based RSUs

We granted 0.5 million performance-based RSUs during the three months ended March 31, 2015. These RSUs vest after three years from the date of grant upon achievement of certain performance conditions expressed as a combination of an adjusted EBITDA target and a relative shareholder return (“RSR”), which is based on our relative shareholder return percentile ranking versus the S&P 900 Index, measured at the end of a three year period.

We measure the fair value of performance-based RSUs at the date of grant using the market price of our common shares (to measure the portion of the award based on the adjusted EBITDA target) and a Monte Carlo simulation model (to measure the portion of the award based on the RSR target).

The weighted average grant date fair value of performance-based RSUs granted during the three months ended March 31, 2015 was $8.97 per RSU.

Note 5 Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosure (“FASB ASC 820”) defines fair value, establishes a market-based framework or hierarchy for measuring fair value and provides for certain required disclosures about fair value measurements. The guidance is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value but does not require any new fair value measurements.

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1—unadjusted quoted prices for identical assets or liabilities in active markets;

•	Level 2—quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation; and

•	Level 3—unobservable inputs based upon the reporting entity’s internally developed assumptions which market participants would use in pricing the asset or liability.

We have identified investments in marketable securities and interest rate financial derivative instruments as those items that meet the criteria of the disclosure requirements and fair value framework of FASB ASC 820.

The following tables present assets and liabilities measured and recorded at fair value in our condensed consolidated balance sheets on a recurring basis and their level within the fair value hierarchy (in thousands), excluding long-term debt (see Note 10—Long-Term Debt). We did not have transfers between Level 1 and Level 2 fair value measurements during the three months ended March 31, 2015.

		Fair Value Measurements at December 31, 2014
Description	As of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Marketable securities(1)	$5,950	$5,950	$—

Total assets	$5,950	$5,950	$—

Liabilities
Undesignated interest rate swaps(2)	$26,109	$—	$26,109

Total liabilities	$26,109	$—	$26,109

		Fair Value Measurements at March 31, 2015
Description	As of March 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Marketable securities(1)	$6,083	$6,083	$—

Total assets	$6,083	$6,083	$—

Liabilities
Undesignated interest rate swaps(2)	$20,688	$—	$20,688

Total liabilities	$20,688	$—	$20,688

(1)	The valuation measurement inputs of these marketable securities represent unadjusted quoted prices in active markets and, accordingly, we have classified such investments within Level 1 of the fair value hierarchy. The cost basis of our available-for-sale marketable securities was $5.4 million at December 31, 2014 and $5.3 million at March 31, 2015.
(2)	The fair value of our interest rate financial derivative instruments reflects the estimated amounts that we would pay or receive to terminate the agreement at the reporting date, taking into account current interest rates, the market expectation for future interest rates and current creditworthiness of both the counterparties and ourselves. Observable inputs utilized in the income approach valuation technique incorporate identical contractual notional amounts, fixed coupon rates, periodic terms for interest payments and contract maturity. Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments, if any, associated with our derivatives utilize Level 3 inputs, such as the estimates of the current credit spread, to evaluate the likelihood of default by us or our counterparties. We also considered the existence of offset provisions and other credit enhancements that serve to reduce the credit exposure associated with the asset or liability being valued. We have assessed the significance of the inputs of the credit valuation adjustments to the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Note 6 Retirement Plans and Other Retiree Benefits

(a) Pension and Other Postretirement Benefits

We maintain a noncontributory defined benefit retirement plan covering substantially all of our employees hired prior to July 19, 2001. The cost of providing benefits to eligible participants under the defined benefit retirement plan is calculated using the plan’s benefit formulas, which take into account the participants’ remuneration, dates of hire, years of eligible service, and certain actuarial assumptions. In addition, as part of the overall medical plan, we provide postretirement medical benefits to certain current retirees who meet the criteria under the medical plan for postretirement benefit eligibility.

In the first quarter of 2015, we amended the defined benefit retirement plan to cease the accrual of additional benefits for the remaining active participants effective March 31, 2015, resulting in a curtailment of $10.3 million that decreased both the pension liability and the actuarial loss recorded in accumulated other comprehensive loss. As a result of the curtailment, all of the plan’s participants are now considered inactive. Accordingly, all amounts recorded in accumulated other comprehensive loss will be recognized as an increase to net periodic benefit cost over the average remaining life expectancy of plan participants, which is approximately 20 years, beginning in the second quarter of 2015.

Also, as a result of the plan amendment, we recognized in our condensed consolidated statements of income $0.6 million of prior service credits that were previously recorded in accumulated other comprehensive loss.

The defined benefit retirement plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. Any significant decline in the fair value of our defined benefit retirement plan assets or other adverse changes to the significant assumptions used to determine the plan’s funded status would negatively impact its funded status and could result in increased funding in future periods. The impact on the funded status is determined based upon market conditions in effect when we completed our annual valuation. During the three months ended March 31, 2015, we made cash contributions to the defined benefit retirement plan of $5.4 million. We anticipate that our remaining contributions to the defined benefit retirement plan in 2015 will be approximately $16.3 million. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2015 will be approximately $4.8 million.

Included in accumulated other comprehensive loss at March 31, 2015 is $167.3 million ($105.6 million, net of tax) that has not yet been recognized in the net periodic pension cost, which includes unrecognized actuarial losses.

Prior service credits and actuarial losses are reclassified from accumulated other comprehensive loss to net periodic pension benefit costs, which are included in both direct costs of revenue and selling, general and administrative on our condensed consolidated statements of income for the three months ended March 31, 2015. The following table presents these reclassifications, net of tax, as well as the reclassification of the realized gain on investments, and the statement of operations line items that are impacted (in thousands):

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015

Amortization of prior service credits reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$(17)	$(233)
Selling, general and administrative	(10)	(149)

Total	$(27)	$(382)

Amortization of actuarial loss reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$1,021	$1,823
Selling, general and administrative	607	1,111

Total	$1,628	$2,934

Realized gain on investments included in:
Other income (expense), net	(35)	(30)

Total	$(35)	$(30)

Net periodic pension benefit costs included the following components (in thousands):

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
Service cost	$714	$780
Interest cost	4,976	4,752
Expected return on plan assets	(6,033)	(6,482)
Amortization of unrecognized prior service credit	(43)	(607)
Amortization of unrecognized net loss	2,580	4,497

Net periodic costs	$2,194	$2,940

Net periodic other postretirement benefit costs included the following components (in thousands):

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
Service cost	$32	$17
Interest cost	1,141	1,149
Amortization of unrecognized net loss	—	149

Total costs	$1,173	$1,315

(b) Other Retirement Plans

We maintain two defined contribution retirement plans, qualified under the provisions of Section 401(k) of the Internal Revenue Code, for our employees in the United States. We recognized compensation expense for these plans of $1.8 million and $1.6 million during the three months ended March 31, 2014 and 2015, respectively. We also maintain other defined contribution retirement plans in several non-U.S. jurisdictions, but such plans are not material to our financial position or results of operations.

Note 7 Satellites and Other Property and Equipment

Satellites and Other Property and Equipment, net

Satellites and other property and equipment, net were comprised of the following (in thousands):

	As of December 31, 2014	As of March 31, 2015
Satellites and launch vehicles	$9,154,751	$9,323,308
Information systems and ground segment	582,115	592,197
Buildings and other	236,845	238,593

Total cost	9,973,711	10,154,098
Less: accumulated depreciation	(4,093,447)	(4,245,256)

Total	$5,880,264	$5,908,842

Satellites and other property and equipment are stated at historical cost, with the exception of satellites that have been impaired. Satellites and other property and equipment acquired as part of an acquisition are based on their fair value at the date of acquisition.

Satellites and other property and equipment, net as of December 31, 2014 and March 31, 2015 included construction-in-progress of $1.1 billion and $1.2 billion, respectively. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $15.1 million and $18.7 million were capitalized during the three months ended March 31, 2014 and 2015, respectively.

We have entered into launch contracts for the launch of both specified and unspecified future satellites. Each of these launch contracts may be terminated at our option, subject to payment of a termination fee that increases as the applicable launch date approaches. In addition, in the event of a failure of any launch, we may exercise our right to obtain a replacement launch within a specified period following our request for re-launch.

Note 8 Investments

We have an ownership interest in one entity that met the criteria of a variable interest entity (“VIE”), Horizons Satellite Holdings, LLC (“Horizons Holdings”). Horizons Holdings is discussed in further detail below, including our analyses of the primary beneficiary determination as required under FASB ASC Topic 810, Consolidation (“FASB ASC 810”).

(a) Horizons Holdings

We have a joint venture with JSAT International, Inc. (“JSAT”), a leading satellite operator in the Asia-Pacific region. The joint venture is named Horizons Satellite Holdings, LLC, and consists of two investments: Horizons-1 Satellite LLC (“Horizons-1”) and Horizons-2 Satellite LLC (“Horizons-2”). We provide certain services to the joint venture and utilize capacity from the joint venture.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810, and we have concluded that we are the primary beneficiary because decisions relating to any future relocation of the Horizons-2 satellite, the most significant asset of the joint venture, are effectively controlled by us. In accordance with FASB ASC 810, as the primary beneficiary, we consolidate Horizons Holdings within our condensed consolidated financial statements. Total assets and liabilities of Horizons Holdings were $67.5 million and $0.1 million as of December 31, 2014, respectively, and $65.6 million and $0.1 million as of March 31, 2015, respectively.

We also have a revenue sharing agreement with JSAT related to services sold on the Horizons satellites. We are responsible for billing and collection for such services, and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Amounts payable to JSAT related to the revenue sharing agreement, net of applicable fees and commissions, from the Horizons-1 and Horizons-2 satellites were $5.7 million and $5.6 million as of December 31, 2014 and March 31, 2015, respectively.

Under the Horizons Holdings joint venture agreement, which was amended on September 30, 2011, we agreed to guarantee to JSAT certain minimum levels of annual gross revenues for a three-year period beginning in the first quarter of 2012. In connection with this guarantee, over the three-year period we paid a total of $13.9 million, net of fees and commissions to JSAT.

(b) Equity Attributable to Intelsat S.A. and Noncontrolling Interest

The following tables present changes in equity attributable to the Company and equity attributable to our noncontrolling interest, which is included in the equity section of our condensed consolidated balance sheet (in thousands):

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit

Balance at January 1, 2014	$(975,353)	$40,686	$(934,667)
Net income (loss)	232,532	3,974	236,506
Dividends paid to noncontrolling interests	—	(8,744)	(8,744)
Acquisition of remaining interest in WP Com	2,215	(2,215)	—
Share-based compensation	26,389	—	26,389
Declaration of preferred stock dividend	(9,917)	—	(9,917)
Postretirement/pension liability adjustment	(52,002)	—	(52,002)
Other comprehensive income	(132)	—	(132)

Balance at December 31, 2014	$(776,268)	$33,701	$(742,567)

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit
Balance at January 1, 2015	$(776,268)	$33,701	$(742,567)
Net income	54,717	948	55,665
Dividends paid to noncontrolling interests	—	(1,938)	(1,938)
Share-based compensation	7,829	—	7,829
Postretirement/pension liability adjustment	9,062	—	9,062
Other comprehensive income	60	—	60

Balance at March 31, 2015	$(704,600)	$32,711	$(671,889)

Note 9 Goodwill and Other Intangible Assets

The carrying amounts of goodwill and acquired intangible assets not subject to amortization consist of the following (in thousands):

	As of December 31, 2014	As of March 31, 2015
Goodwill	$6,780,827	$6,780,827
Orbital locations	2,387,700	2,387,700
Trade name	70,400	70,400

We account for goodwill and other non-amortizable intangible assets in accordance with FASB ASC Topic 350, Intangibles—Goodwill and Other, and have deemed these assets to have indefinite lives. Therefore, these assets are not amortized but are tested on an annual basis for impairment during the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable.

The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consist of the following (in thousands):

	As of December 31, 2014			As of March 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Backlog and other	$743,760	$(615,285)	$128,475	$743,760	$(623,348)	$120,412
Customer relationships	534,030	(161,960)	372,070	534,030	(168,952)	365,078

Total	$1,277,790	$(777,245)	$500,545	$1,277,790	$(792,300)	$485,490

Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense of $17.1 million and $15.1 million for the three months ended March 31, 2014 and 2015, respectively.

Note 10 Long-Term Debt

The carrying values and fair values of our notes payable and long-term debt were as follows (in thousands):

	As of December 31, 2014		As of March 31, 2015
	Carrying Value	Fair Value	Carrying Value	Fair Value
Intelsat Luxembourg:
6.75% Senior Notes due June 2018	$500,000	$509,400	$500,000	$488,750
7.75% Senior Notes due June 2021	2,000,000	2,005,000	2,000,000	1,845,000
8.125% Senior Notes due June 2023	1,000,000	1,015,000	1,000,000	920,000

Total Intelsat Luxembourg obligations	3,500,000	3,529,400	3,500,000	3,253,750

Intelsat Jackson:
7.25% Senior Notes due October 2020	2,200,000	2,318,360	2,200,000	2,263,360
Unamortized premium on 7.25% Senior Notes	15,699	—	15,150	—
7.25% Senior Notes due April 2019	1,500,000	1,563,750	1,500,000	1,548,750
7.5% Senior Notes due April 2021	1,150,000	1,227,625	1,150,000	1,184,500
6.625% Senior Notes due December 2022	1,275,000	1,313,250	1,275,000	1,230,375
Unamortized premium on 6.625% Senior Notes	34,669	—	33,824	—
5.5% Senior Notes due August 2023	2,000,000	1,980,000	2,000,000	1,885,000
Senior Secured Credit Facilities due June 2019	3,095,000	3,075,811	3,095,000	3,068,074
Unamortized discount on Senior Credit Facilities	(8,226)	—	(7,813)	—
Jacskon Revolver	49,000	49,000	—	—

Total Intelsat Jackson obligations	11,311,142	11,527,796	11,261,161	11,180,059

Total Intelsat S.A. long-term debt	14,811,142	$15,057,196	14,761,161	$14,433,809

Less:
Current portion of long-term debt	49,000		—

Total long-term debt, excluding current portion	$14,762,142		$14,761,161

The fair value for publicly traded instruments is determined using quoted market prices, and for non-publicly traded instruments, fair value is based upon composite pricing from a variety of sources, including market leading data providers, market makers, and leading brokerage firms. Substantially all of the inputs used to determine the fair value of our debt are classified as Level 1 inputs within the fair value hierarchy from FASB ASC 820, except our senior secured credit facilities, the inputs for which are classified as Level 2.

Senior Secured Credit Facilities

On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which includes a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility requires regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity.

Up to $350.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. As of March 31, 2015, Intelsat Jackson had $488.8 million (net of standby letters of credit) of availability remaining thereunder.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to the London Inter-Bank Offered Rate (“LIBOR”) plus 3.00% or the Above Bank Rate (“ABR”) plus 2.00%.

On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rates applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility are (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR will not be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio equal to or greater than 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 1.48 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.62 to 1.00 as of March 31, 2015.

2014 Debt Transactions

2014 Intelsat Jackson Notes Redemption

On November 1, 2014, Intelsat Jackson redeemed all the outstanding $500.0 million aggregate principal amount of its 8 1/2% Senior Notes due 2019. In connection with the redemption of these notes, we recognized a loss on early extinguishment of debt of $40.4 million in the fourth quarter of 2014, consisting of the difference between the carrying value of the debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs.

Note 11 Derivative Instruments and Hedging Activities

Interest Rate Swaps

We are subject to interest rate risk primarily associated with our variable-rate borrowings. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes: the risk of increasing interest rates on short-term debt; the risk of increasing interest rates for planned new fixed long-term financings; and the risk of increasing interest rates for planned refinancing using long-term fixed-rate debt. We have entered into interest rate swap agreements to reduce the impact of interest rate movements on future interest expense by converting substantially all of our floating-rate debt to a fixed rate.

As of March 31, 2015, we held interest rate swaps with an aggregate notional amount of $1.6 billion, which mature in January 2016. These swaps were entered into, as further described below, to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities, but have not been designated as hedges for accounting purposes. On a quarterly basis, we receive a floating rate of interest equal to the three-month LIBOR and pay a fixed rate of interest. On the interest rate reset date of March 15, 2015, the interest rate which the counterparties utilized to compute interest due to us was determined to be 0.27%. From December 15, 2014 to March 16, 2015, the rate we paid averaged 1.97% and the rate we received averaged 0.24%.

The counterparties to our interest rate swap agreements are highly rated financial institutions. In the unlikely event that the counterparties fail to meet the terms of the interest rate swaps, our exposure is limited to the interest rate differential on the notional amount at each quarterly settlement period over the life of the agreement. We do not anticipate non-performance by the counterparties.

All of our interest rate swaps were undesignated as of March 31, 2015. The swaps are marked-to-market quarterly with any change in fair value recorded within interest expense, net in our condensed consolidated statements of income. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements of our derivatives. The fair value measurement of derivatives could result in either a net asset or a net liability position for us. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting arrangements as applicable and necessary. When the swaps are in a net liability position for us, the credit valuation adjustments are calculated by determining the total expected exposure of the derivatives, incorporating the current and potential future exposures and then applying an applicable credit spread to the exposure. The total expected exposure of a derivative is derived using market-observable inputs, such as yield curves and volatilities. The inputs utilized for our own credit spread are based on implied spreads from traded levels of our debt. Accordingly, as of March 31, 2015, we recorded a non-cash credit valuation adjustment of approximately $0.3 million as a reduction to our liability.

The following table sets forth the fair value of our derivatives by category (in thousands):

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2014	March 31, 2015
Undesignated interest rate swaps	Other current liabilities	$1,321	$20,688
Undesignated interest rate swaps	Other long-term liabilities	24,788	—

Total derivatives		$26,109	$20,688

The following table sets forth the effect of the derivative instruments included in interest expense, net in our consolidated statements of operations (in thousands):

Derivatives not designated as hedging instruments	Presentation in Statements of Income	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
Undesignated interest rate swaps	Included in interest expense, net	$1,848	$1,649

Note 12 Income Taxes

The majority of our operations are located in taxable jurisdictions, including Luxembourg, the United States and the United Kingdom. Our Luxembourg companies that file tax returns as a consolidated group generated a taxable loss for the three months ended March 31, 2015. Due to our cumulative losses in recent years, and the inherent uncertainty associated with the realization of future taxable income in the foreseeable future, we recorded a full valuation allowance against the net operating losses generated in Luxembourg. The difference between tax expense (benefit) reported in the condensed consolidated statements of income and tax computed at statutory rates is attributable to the valuation allowance on losses generated in Luxembourg, the provision for foreign taxes, which were principally in the United States and the United Kingdom, as well as withholding taxes on revenue earned in many of the foreign markets in which we operate.

As of December 31, 2014 and March 31, 2015, our gross unrecognized tax benefits were $67.1 million and $68.6 million, respectively (including interest and penalties), of which $45.6 million and $46.7 million, respectively, if recognized, would affect our effective tax rate. As of December 31, 2014 and March 31, 2015, we had recorded reserves for interest and penalties in the amount of $17.3 million and $18.3 million, respectively. We continue to recognize interest and, to the extent applicable, penalties with respect to the unrecognized tax benefits as income tax expense. Since December 31, 2014, the change in the balance of unrecognized tax benefits consisted of an increase of $0.9 million related to prior period tax positions and an increase of $0.5 million related to current tax positions.

We operate in various taxable jurisdictions throughout the world, and our tax returns are subject to audit and review from time to time. We consider Luxembourg, the United States, the United Kingdom and Brazil to be our significant tax jurisdictions. Our Luxembourg, U.S., U.K. and Brazilian subsidiaries are subject to income tax examination for periods after December 31, 2003. Within the next twelve months, we believe that there are no jurisdictions in which the outcome of unresolved tax issues or claims is likely to be material to our results of operations, financial position or cash flows.

On March 3, 2014, Intelsat Corporation (“Intelsat Corp”), Intelsat Global Service LLC, Intelsat General Corporation, Intelsat USA License LLC and Intelsat USA Sales LLC were notified by the District of Columbia Office of the Tax Revenue of its intent to initiate an audit for the tax years ending 2010 and 2011. At this point in time, it is too early to assess the probability of any adjustments resulting from these audits.

Prior to August 20, 2004, Intelsat Corp joined with The DIRECTV Group and General Motors Corporation in filing a consolidated U.S. federal income tax return. In April 2004, Intelsat Corp entered into a tax separation agreement with The DIRECTV Group that superseded four earlier tax-related agreements among Intelsat Corp and its subsidiaries, The DIRECTV Group and certain of its affiliates. Pursuant to the tax separation agreement, The DIRECTV Group agreed to indemnify Intelsat Corp for all federal and consolidated state and local income taxes a taxing authority may attempt to collect from Intelsat Corp regarding any liability for the federal or consolidated state or local income taxes of General Motors Corporation and The DIRECTV Group, except those income taxes Intelsat Corp is required to pay under the tax separation agreement. In addition, The DIRECTV Group agreed to indemnify Intelsat Corp for any taxes (other than those taxes described in the preceding sentence) related to any periods or portions of such periods ending on, or prior to, the day of the closing of the PanAmSat Corporation recapitalization, which occurred on August 20, 2004, in amounts equal to 80% of the first $75.0 million of such other taxes and 100% of any other taxes in excess of the first $75.0 million. As a result, Intelsat Corp’s tax exposure after indemnification related to these periods is capped at $15.0 million, of which $4.0 million has been paid to date. The tax separation agreement with The DIRECTV Group is effective from August 20, 2004 until the expiration of the statute of limitations with respect to all taxes to which the tax separation agreement relates. As of both December 31, 2014 and March 31, 2015, we had a tax indemnification receivable of $1.5 million.

Note 13 Commitments and Contingencies

We are subject to litigation in the ordinary course of business. Management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

Note 14 Business and Geographic Segment Information

We operate in a single industry segment in which we provide satellite services to our communications customers around the world. Revenue by region is based on the locations of customers to which services are billed. Our satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of our remaining assets, substantially all are located in the United States.

The geographic distribution of our revenue based upon billing region of the customer was as follows:

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
North America	46%	47%
Europe	17%	16%
Latin America and Caribbean	15%	14%
Africa and Middle East	14%	14%
Asia Pacific	8%	9%

Approximately 4% and 6% of our revenue was derived from our largest customer during each of the three-month periods ended March 31, 2014 and 2015. Our ten largest customers accounted for approximately 25% and 28% of our revenue for the three-month periods ended March 31, 2014 and 2015, respectively.

We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. On-network services are comprised primarily of services delivered on our owned network infrastructure, as well as commitments for third-party capacity, generally long-term in nature, that we integrate and market as part of our owned infrastructure. In the case of third-party services in support of government applications, the commitments for third-party capacity are shorter and matched to the government contracting period, and thus remain classified as off-network services. Off-network services can include transponder services and other satellite-based transmission services, such as mobile satellite services (“MSS”), which are sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services. In addition, effective first quarter 2015, certain revenues have been reclassified between transponder services and managed services across our customer sets in order to better reflect the nature of the underlying business.

Our revenues were derived from the following services, with Off-Network and Other Revenues shown separately from On-Network Revenues (in thousands, except percentages):

	Three Months Ended March 31, 2014		Three Months Ended March 31, 2015
On-Network Revenues
Transponder services	$453,115	72%	$441,174	73%
Managed services	105,202	17%	98,784	16%
Channel	15,859	3%	12,048	2%

Total on-network revenues	574,176	91%	552,006	92%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	43,621	7%	40,725	7%
Satellite-related services	11,093	2%	9,575	2%

Total off-network and other revenues	54,714	9%	50,300	8%

Total	$628,890	100%	$602,306	100%

Note 15 Related Party Transactions

(a) Shareholders’ Agreements

Certain shareholders of Intelsat Global S.A. entered into shareholders’ agreements on February 4, 2008. The shareholders’ agreements were assigned to Intelsat S.A. by amendments effective as of March 30, 2012. The shareholders’ agreements and the articles of incorporation of Intelsat S.A. provided, among other things, for the governance of Intelsat S.A. and its subsidiaries and provided specific rights to and limitations upon the holders of Intelsat S.A.’s share capital with respect to shares held by such holders. In connection with the IPO in April 2013, these articles of incorporation and shareholders’ agreements were amended.

(b) Governance Agreement

Prior to the consummation of the IPO, we entered into a governance agreement (the “Governance Agreement”) with our shareholder affiliated with BC Partners (the “BC Shareholder”), our shareholder affiliated with Silver Lake (the “Silver Lake Shareholder”) and David McGlade, our Chairman and former Chief Executive Officer (collectively with the BC Shareholder and the Silver Lake Shareholder, the “Governance Shareholders”). The Governance Agreement contains provisions relating to the composition of our board of directors and certain other matters.

(c) Indemnification Agreements

We have entered into agreements with our executive officers and directors to provide contractual indemnification in addition to the indemnification provided for in our articles of incorporation.

(d) Horizons Holdings

We have a 50% ownership interest in Horizons Holdings as a result of a joint venture with JSAT (see Note 8(a)—Investments—Horizons Holdings).

Note 16 Supplemental Consolidating Financial Information

On April 5, 2011, Intelsat Jackson completed an offering of $2.65 billion aggregate principal amount of senior notes, consisting of $1.5 billion aggregate principal amount of the 7 1/4% Senior Notes due 2019 and $1.15 billion aggregate principal amount of the 7 1/2% Senior Notes due 2021 (collectively the “2011 Jackson Notes”). The 2011 Jackson Notes are fully and unconditionally guaranteed, jointly and severally, by Intelsat S.A., Intelsat Holdings, Intelsat Investment Holdings S.à r.l. and Intelsat Investments (collectively, the “Parent Guarantors”), by Intelsat Luxembourg and by certain wholly-owned subsidiaries of Intelsat Jackson (the “Subsidiary Guarantors”).

On April 26, 2012, Intelsat Jackson completed an offering of $1.2 billion aggregate principal amount of its 7 1/4% Senior Notes due 2020, which are fully and unconditionally guaranteed, jointly and severally, by the Parent Guarantors, Intelsat Luxembourg and the Subsidiary Guarantors.

Separate financial statements of the Parent Guarantors, Intelsat Luxembourg, Intelsat Jackson and the Subsidiary Guarantors are not presented because management believes that such financial statements would not be material to investors. Investments in Intelsat Jackson’s subsidiaries in the following condensed consolidating financial information are accounted for under the equity method of accounting. Consolidating adjustments include the following:

•	elimination of investment in subsidiaries;

•	elimination of intercompany accounts;

•	elimination of intercompany sales between guarantor and non-guarantor subsidiaries; and

•	elimination of equity in earnings (losses) of subsidiaries.

Other comprehensive income for the three months ended March 31, 2014 was $1.6 million compared to $9.1 million for the three months ended March 31, 2015. Other comprehensive income is fully attributable to the Subsidiary Guarantors, which are also consolidated within Intelsat Jackson.

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF MARCH 31, 2015

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$2,386	$551	$194,598	$96,962	$61,191	$(96,962)	$258,726
Receivables, net of allowance	—	—	164,479	164,248	52,811	(164,248)	217,290
Deferred income taxes	—	—	73,978	73,978	1,849	(73,978)	75,827
Prepaid expenses and other current assets	340	—	27,230	26,842	8,121	(29,220)	33,313
Intercompany receivables	—	134,491	367,748	397,686	—	(899,925)	—

Total current assets	2,726	135,042	828,033	759,716	123,972	(1,264,333)	585,156
Satellites and other property and equipment, net	—	—	5,797,374	5,797,374	111,468	(5,797,374)	5,908,842
Goodwill	—	—	6,780,827	6,780,827	—	(6,780,827)	6,780,827

Non-amortizable intangible assets	—	—	2,458,100	2,458,100	—	(2,458,100)	2,458,100
Amortizable intangible assets, net	—	—	485,490	485,490	—	(485,490)	485,490
Investment in affiliates	(190,349)	3,229,747	139,360	139,360	—	(3,318,118)	—
Other assets	92	36,129	346,666	245,000	10,077	(245,000)	392,964

Total assets	$(187,531)	$3,400,918	$16,835,850	$16,665,867	$245,517	$(20,349,242)	$16,611,379

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$26,105	$—	$127,215	$127,771	$21,925	$(130,149)	$172,867
Accrued interest payable	—	90,000	221,170	1,759	—	(1,759)	311,170
Deferred satellite performance incentives	—	—	19,476	19,476	594	(19,476)	20,070
Other current liabilities	—	—	206,208	185,520	5,021	(185,520)	211,229
Intercompany payables	458,253	—	—	—	43,986	(502,239)	—

Total current liabilities	484,358	90,000	574,069	334,526	71,526	(839,143)	715,336
Long-term debt, net of current portion	—	3,500,000	11,261,161	—	—	—	14,761,161
Deferred satellite performance incentives, net of current portion	—	—	159,023	159,023	—	(159,023)	159,023
Deferred revenue, net of current portion	—	—	988,404	988,404	415	(988,404)	988,819
Deferred income taxes	—	—	211,467	211,467	10,402	(211,467)	221,869
Accrued retirement benefits	—	—	246,100	246,100	374	(246,100)	246,474
Other long-term liabilities	—	—	165,879	165,879	24,707	(165,879)	190,586

Shareholders’ equity (deficit):
Common shares	1,071	7,202	3,466,429	7,535,655	24	(11,009,310)	1,071
Preferred shares	35	—	—	—	—	—	35
Other shareholders’ equity (deficit)	(672,995)	(196,284)	(236,682)	7,024,813	138,069	(6,729,916)	(672,995)

Total liabilities and shareholders’ equity	$(187,531)	$3,400,918	$16,835,850	$16,665,867	$245,517	$(20,349,242)	$16,611,379

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2014

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$6,229	$1,068	$63,633	$63,144	$52,217	$(63,144)	$123,147
Receivables, net of allowance	12	—	167,621	167,569	52,825	(167,569)	220,458
Deferred income taxes	—	—	74,466	74,466	1,849	(74,466)	76,315
Prepaid expenses and other current assets	940	—	27,938	27,880	9,334	(30,147)	35,945
Intercompany receivables	—	134,093	356,680	285,453	—	(776,226)	—

Total current assets	7,181	135,161	690,338	618,512	116,225	(1,111,552)	455,865
Satellites and other property and equipment, net	—	—	5,761,839	5,761,839	118,425	(5,761,839)	5,880,264
Goodwill	—	—	6,780,827	6,780,827	—	(6,780,827)	6,780,827
Non-amortizable intangible assets	—	—	2,458,100	2,458,100	—	(2,458,100)	2,458,100
Amortizable intangible assets, net	—	—	500,545	500,545	—	(500,545)	500,545
Investment in affiliates	(270,172)	3,084,655	141,594	141,594	—	(3,097,671)	—
Other assets	88	37,245	346,521	240,844	9,900	(240,844)	393,754

Total assets	$(262,903)	$3,257,061	$16,679,764	$16,502,261	$244,550	$(19,951,378)	$16,469,355

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$28,818	$—	$154,445	$154,124	$24,585	$(156,390)	$205,582
Accrued interest payable	—	22,500	138,971	1,803	24	(1,803)	161,495
Current portion of long-term debt	—	—	49,000	—	—	—	49,000
Deferred satellite performance incentives	—	—	19,793	19,793	1,164	(19,793)	20,957
Other current liabilities	—	—	183,677	182,356	6,353	(182,356)	190,030
Intercompany payables	450,846	—	—	—	39,928	(490,774)	—

Total current liabilities	479,664	22,500	545,886	358,076	72,055	(851,116)	627,064
Long-term debt, net of current portion	—	3,500,000	11,262,142	—	—	—	14,762,142
Deferred satellite performance incentives, net of current portion	—	—	163,360	163,360	—	(163,360)	163,360
Deferred revenue, net of current portion	—	—	966,832	966,832	486	(966,832)	967,318
Deferred income taxes	—	—	201,212	201,212	10,468	(201,212)	211,680
Accrued retirement benefits	—	—	262,536	262,536	370	(262,536)	262,906
Other long-term liabilities	—	—	193,141	168,353	24,311	(168,353)	217,452
Shareholders’ equity (deficit):
Common shares	1,067	7,202	3,466,429	7,535,655	24	(11,009,310)	1,067
Preferred shares	35	—	—	—	—	—	35
Other shareholders’ equity (deficit)	(743,669)	(272,641)	(381,774)	6,846,237	136,837	(6,328,659)	(743,669)

Total liabilities and shareholders’ equity	$(262,903)	$3,257,061	$16,679,764	$16,502,261	$244,550	$(19,951,378)	$16,469,355

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2015

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$555,524	$555,527	$140,472	$(649,217)	$602,306

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	62,476	62,476	114,672	(156,157)	83,467
Selling, general and administrative	1,766	120	34,490	34,156	18,305	(34,165)	54,672
Depreciation and amortization	—	—	163,178	163,178	8,227	(163,178)	171,405

Total operating expenses	1,766	120	260,144	259,810	141,204	(353,500)	309,544

Income (loss) from operations	(1,766)	(120)	295,380	295,717	(732)	(295,717)	292,762
Interest expense, net	2,552	68,616	154,714	1,724	92	(1,724)	225,974
Subsidiary income	59,039	134,376	240	240	—	(193,895)	—
Other income (expense), net	—	—	1,190	769	(4,828)	(769)	(3,638)

Income (loss) before income taxes	54,721	65,640	142,096	295,002	(5,652)	(488,657)	63,150
Provision for (benefit from) income taxes	4	—	7,720	7,723	(239)	(7,723)	7,485

Net income (loss)	54,717	65,640	134,376	287,279	(5,413)	(480,934)	55,665
Net income attributable to noncontrolling interest	—	—	—	—	(948)	—	(948)

Net income (loss) attributable to Intelsat S.A.	$54,717	$65,640	$134,376	$287,279	$(6,361)	$(480,934)	$54,717

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2014

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated

Revenue	$—	$—	$581,697	$581,700	$151,908	$(686,415)	$628,890

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	63,066	63,066	125,400	(167,773)	83,759
Selling, general and administrative	1,735	81	33,098	32,998	11,941	(33,007)	46,846
Depreciation and amortization	—	—	161,712	161,712	8,839	(162,678)	169,585

Total operating expenses	1,735	81	257,876	257,776	146,180	(363,458)	300,190

Income (loss) from operations	(1,735)	(81)	323,821	323,924	5,728	(322,957)	328,700
Interest (income) expense, net	2,541	68,532	169,957	1,981	(229)	(1,981)	240,801
Subsidiary income (loss)	85,252	157,533	8,292	8,292	—	(259,369)	—
Other income, net	3	—	101	123	291	(123)	395

Income before income taxes	80,979	88,920	162,257	330,358	6,248	(580,468)	88,294
Provision for income taxes	—	—	4,724	4,794	674	(4,794)	5,398

Net income	80,979	88,920	157,533	325,564	5,574	(575,674)	82,896
Net income attributable to noncontrolling interest	—	—	—	—	(950)	—	(950)

Net income attributable to Intelsat S.A.	$80,979	$88,920	$157,533	$325,564	$4,624	$(575,674)	$81,946

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2015

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated

Cash flows from operating activities:	$2,125	$(17)	$370,522	$469,737	$13,723	$(469,737)	$386,353

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(186,473)	(186,473)	(519)	186,473	(186,992)
Repayment from (disbursements for) intercompany loans	2,353	—	1,430	1,430	—	(5,213)	—
Investment in subsidiaries	(5,007)	—	(49)	(49)	—	5,105	—
Dividend from affiliates	500	—	1,938	1,938	—	(4,376)	—
Other investing activities	—	—	5	5	—	(5)	5

Net cash provided by (used in) investing activities	(2,154)	—	(183,149)	(183,149)	(519)	181,984	(186,987)

Cash flows from financing activities:
Repayments of long-term debt	—	—	(49,000)	—	—	—	(49,000)
Proceeds from (repayment of) intercompany borrowing	(1,430)	—	(2,353)	—	—	3,783	—
Dividends paid to preferred shareholders	(2,480)	—	—	—	—	—	(2,480)
Capital contribution from parent	—	—	—	18,665	5,056	(23,721)	—
Dividends to shareholders	—	(500)	—	(266,371)	(1,938)	268,809	—
Dividends paid to noncontrolling interest	—	—	—	—	(1,938)	—	(1,938)
Principal payments on deferred satellite performance incentives	—	—	(4,689)	(4,689)	(571)	4,689	(5,260)
Other financing activities	96	—	—	—	—	—	96

Net cash provided by (used in) financing activities	(3,814)	(500)	(56,042)	(252,395)	609	253,560	(58,582)

Effect of exchange rate changes on cash and cash equivalents	—	—	(366)	(375)	(4,839)	375	(5,205)

Net change in cash and cash equivalents	(3,843)	(517)	130,965	33,818	8,974	(33,818)	135,579
Cash and cash equivalents, beginning of period	6,229	1,068	63,633	63,144	52,217	(63,144)	123,147

Cash and cash equivalents, end of period	$2,386	$551	$194,598	$96,962	$61,191	$(96,962)	$258,726

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2014

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated

Cash flows from operating activities:	$(478)	$(16)	$213,047	$239,685	$19,245	$(104,592)	$366,891

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(30,500)	(30,500)	(847)	(104,593)	(166,440)
Repayment from (disbursements for) intercompany loans	2,275	—	(420)	(420)	—	(1,435)	—
Investment in subsidiaries	(2,144)	—	—	—	—	2,144	—
Dividend from affiliates	7,300	7,300	1,846	1,846	—	(18,292)	—

Net cash provided by (used in) investing activities	7,431	7,300	(29,074)	(29,074)	(847)	(122,176)	(166,440)

Cash flows from financing activities:
Repayments of long-term debt	—	—	—	—	(12,209)	—	(12,209)
Proceeds from (repayment of) intercompany borrowing	60	—	(2,275)	—	360	1,855	—
Dividends paid to preferred shareholders	(2,480)	—	—		—	—	(2,480)
Capital contribution from parent		—	—	15,059	2,144	(17,203)	—
Dividends to shareholders	—	(7,300)	(7,300)	(259,700)	(1,846)	276,146	—
Capital contribution from noncontrolling interest	—	—	—	—	6,105	—	6,105
Dividends paid to noncontrolling interest	—	—	—	—	(1,846)	—	(1,846)
Principal payments on deferred satellite performance incentives	—	—	(4,908)	(4,908)	(256)	4,908	(5,164)
Other financing activities	2,968	—	—	—	—	—	2,968

Net cash provided by (used in) financing activities	548	(7,300)	(14,483)	(249,549)	(7,548)	265,706	(12,626)

Effect of exchange rate changes on cash and cash equivalents	(1)	—	(504)	(482)	282	482	(223)

Net change in cash and cash equivalents	7,500	(16)	168,986	(39,420)	11,132	39,420	187,602
Cash and cash equivalents, beginning of period	3,792	139	193,090	167,800	50,769	(167,800)	247,790

Cash and cash equivalents, end of period	$11,292	$123	$362,076	$128,380	$61,901	$(128,380)	$435,392

(Certain totals may not add due to the effects of rounding)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and their notes included elsewhere in this Quarterly Report. See “Forward-Looking Statements” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.

Overview

We operate the world’s largest satellite services business, providing a critical layer in the global communications infrastructure.

We provide diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications in the air and on the seas, multinational corporations, and internet service providers. We are also the leading provider of commercial satellite capacity to the U.S. government and other select military organizations and their contractors.

Our customers use our global network for a broad range of applications, from global distribution of content for media companies to providing the transmission layer for commercial aeronautical consumer broadband connectivity, to enabling essential network backbones for telecommunications providers in high-growth emerging regions.

Our network solutions are critical components of our customers’ infrastructures and business models. Generally, our customers need the specialized connectivity that satellites provide so long as they are in business or pursuing their mission. For instance, our satellite neighborhoods provide our media customers with efficient and reliable broadcast distribution that maximizes audience reach, a benefit that is difficult for terrestrial services to match. In addition, our satellite solutions provide higher reliability than is available from local terrestrial telecommunications services in many regions and allow our customers to reach geographies that they would otherwise be unable to serve.

Results of Operations

Three Months Ended March 31, 2014 and 2015

The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

			Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2015
	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015	Increase (Decrease)	Percentage Change
Revenue	$628,890	$602,306	$(26,584)	(4)%
Operating expenses:

Direct costs of revenue (excluding depreciation and amortization)	83,759	83,467	(292)	(0)

Selling, general and administrative	46,846	54,672	7,826	17
Depreciation and amortization	169,585	171,405	1,820	1

Total operating expenses	300,190	309,544	9,354	3

Income from operations	328,700	292,762	(35,938)	(11)
Interest expense, net	240,801	225,974	(14,827)	(6)
Other income (expense), net	395	(3,638)	(4,033)	NM

Income before income taxes	88,294	63,150	(25,144)	(28)
Provision for income taxes	5,398	7,485	2,087	39

Net income	82,896	55,665	(27,231)	(33)
Net income attributable to noncontrolling interest	(950)	(948)	2	(0)

Net income attributable to Intelsat S.A.	$81,946	$54,717	$(27,229)	(33)%

Revenue

We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. On-network services are comprised primarily of services delivered on our owned network infrastructure, as well as commitments for third-party capacity, generally long-term in nature, that we integrate and market as part of our owned infrastructure. In the case of third-party services in support of government applications, the commitments for third-party capacity are shorter and matched to the government contracting period, and thus remain classified as off-network services. Off-network services can include transponder services and other satellite-based transmission services, such as mobile satellite services (“MSS”), which are sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services. In addition, effective first quarter 2015, certain revenues have been reclassified between transponder services and managed services across our customer sets in order to better reflect the nature of the underlying business.

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$453,115	$441,174	$(11,941)	(3)%
Managed services	105,202	98,784	(6,418)	(6)
Channel	15,859	12,048	(3,811)	(24)

Total on-network revenues	574,176	552,006	(22,170)	(4)
Off-Network and Other Revenues
Transponder, MSS and other off-network services	43,621	40,725	(2,896)	(7)
Satellite-related services	11,093	9,575	(1,518)	(14)

Total off-network and other revenues	54,714	50,300	(4,414)	(8)

Total	$628,890	$602,306	$(26,584)	(4)%

Total revenue for the three months ended March 31, 2015 decreased by $26.6 million, or 4%, as compared to the three months ended March 31, 2014. By service type, our revenues decreased due to the following:

On-Network Revenues:

•	Transponder services—an aggregate decrease of $11.9 million, primarily due to a $10.4 million decrease from network services customers, mainly due to reductions related to the competitive environment, largely for services delivered in Africa and reductions in point to point and consumer broadband services. Transponder services also declined due to a $7.8 million decrease in revenue from capacity sold for government applications to customers primarily in the North America region. These decreases were partially offset by a $6.3 million increase for Direct-to-Home (“DTH”) and distribution services sold to media customers mainly in the North America and Latin America regions.

•	Managed services— an aggregate decrease of $6.4 million, largely due to a $3.5 million decrease in revenue from capacity sold for government applications, and a $2.5 million decrease in revenue from media customers for occasional use services.

•	Channel—an aggregate decrease of $3.8 million related to the continued migration of international point-to-point satellite traffic to fiber optic cable, a trend which we expect will continue.

Off-Network and Other Revenues:

•	Transponder, MSS and other off-network services—an aggregate decrease of $2.9 million, primarily due to declines in services for government applications, largely related to reduced sales of off-network MSS.

•	Satellite-related services—an aggregate decrease of $1.5 million, primarily due to decreased revenue from flight operations support for third-party satellites and other services.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue decreased by $0.3 million to $83.5 million for the three months ended March 31, 2015, as compared to the three months ended March 31, 2014. The decrease was mainly comprised of a $2.3 million reduction in the cost of third-party capacity purchased, related to lower sales of such services, offset by an increase in other direct costs of revenue.

Selling, General and Administrative

Selling, general and administrative expenses increased by $7.8 million, or 17%, to $54.7 million for the three months ended March 31, 2015, as compared to the three months ended March 31, 2014. The increase was primarily due to the following:

•	an increase of $7.6 million in bad debt expenses due to expenses of $5.1 million in the first quarter of 2015, compared to a $2.6 million reduction in bad debt expense in the first quarter of 2014;

•	an increase of $3.7 million in share-based compensation costs;

•	an increase of $1.4 million in occupancy costs related to the move of Intelsat General Corporation to our U.S. administrative headquarters in McLean, VA; partially offset by

•	a decrease due to $3.5 million in litigation-related expenses in 2014, with no comparable amount in 2015.

Depreciation and Amortization

Depreciation and amortization expense increased by $1.8 million, or 1%, to $171.4 million for the three months ended March 31, 2015, as compared to the three months ended March 31, 2014. The increase in depreciation expense was primarily resulting from the impact of a satellite placed in service during 2014, partially offset by a decrease due to certain satellites and ground equipment becoming fully depreciated and a decrease in amortization expense.

Interest Expense, Net

Interest expense, net consists of the gross interest expense we incur together with gains and losses on interest rate swaps (which reflect net interest accrued on the interest rate swaps as well as the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. As of March 31, 2015, we held interest rate swaps with an aggregate notional amount of $1.6 billion to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities. The swaps have not been designated as hedges for accounting purposes. Interest expense, net decreased by $14.8 million, or 6%, to $226.0 million for the three months ended March 31, 2015, as compared to $240.8 million for the three months ended March 31, 2014. The decrease in interest expense, net was principally due to the following:

•	a net decrease of $11.2 million in interest expense primarily as a result of our debt redemption in 2014 (see—Liquidity and Capital Resources—Long-Term Debt—2014 Debt Transactions); and

•	a decrease of $3.6 million resulting from higher capitalized interest of $18.7 million for the three months ended March 31, 2015, as compared to $15.1 million for the three months ended March 31, 2014, resulting from increased levels of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $5.0 million for the three months ended March 31, 2015. The non-cash interest expense was due to the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Other Income (Expense), Net

Other expense, net was $3.6 million for the three months ended March 31, 2015, as compared to other income, net of $0.4 million for the three months ended March 31, 2014. The difference of $4.0 million was primarily due to an increase in exchange rate losses mainly related to our business conducted in Brazilian reais.

Provision for Income Taxes

Our income tax expense was $7.5 million for the three months ended March 31, 2015, as compared to $5.4 million for the three months ended March 31, 2014. The difference was principally due to the recognition of certain previously unrecognized tax benefits in the three months ended March 31, 2014 as a result of the conclusion of a U.S. Internal Revenue Service audit.

Cash paid for income taxes, net of refunds, totaled $14.1 million and $15.5 million for the three months ended March 31, 2015 and 2014, respectively.

Net Income Attributable to Intelsat S.A.

Net income attributable to Intelsat S.A. decreased by $27.2 million, or 33%, to $54.7 million for the three months ended March 31, 2015, as compared to the three months ended March 31, 2014, reflecting the various items discussed above.

EBITDA

EBITDA consists of earnings before net interest, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider loss on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net income to EBITDA for the periods shown is as follows (in thousands):

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
Net income	$82,896	$55,665
Add:
Interest expense, net	240,801	225,974
Provision for income taxes	5,398	7,485
Depreciation and amortization	169,585	171,405

EBITDA	$498,680	$460,529

Adjusted EBITDA

In addition to EBITDA, we calculate a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA of Intelsat S.A. as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and related footnotes below. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as impairments of asset value and other non-recurring items, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net income to EBITDA and EBITDA to Adjusted EBITDA is as follows (in thousands):

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
Net income	$82,896	$55,665

Add:
Interest expense, net	240,801	225,974
Provision for income taxes	5,398	7,485
Depreciation and amortization	169,585	171,405

EBITDA	498,680	460,529

Add:
Compensation and benefits (1)	4,065	7,948
Non-recurring and other non-cash items (2)	3,089	1,984

Adjusted EBITDA	$505,834	$470,461

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.
(2)	Reflects certain non-recurring gains and losses and non-cash items, including the following: non-recurring litigation expenses; expenses associated with the relocation of Intelsat General Corporation to our U.S. administrative headquarters facility; non-cash expense related to the recognition of expense on a straight-line basis for certain office space leases; severance, retention and relocation payments; costs associated with development activities; and other various non-recurring expenses. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.

Liquidity and Capital Resources

Overview

We are a highly leveraged company and our contractual obligations, commitments and debt service requirements over the next several years are significant. At March 31, 2015, our total indebtedness was $14.8 billion. Our interest expense for the three months ended March 31, 2015 was $226.0 million, which included $5.0 million of non-cash interest expense. We also expect to make significant capital expenditures in 2015 and future years, as set forth below in—Capital Expenditures.

Our primary source of liquidity is and will continue to be cash generated from operations and existing cash. At March 31, 2015, cash and cash equivalents were $258.7 million. In addition, Intelsat Jackson had $488.8 million of available borrowing capacity (net of standby letters of credit outstanding) under its revolving credit facility at March 31, 2015.

We currently expect to use cash on hand, cash flows from operations, borrowings under our senior secured revolving credit facility and refinancing of our third party debt to fund our most significant cash outlays, including debt service requirements and capital expenditures, in the next twelve months and beyond, and expect such sources to be sufficient to fund our requirements over that time and beyond. In past years, our cash flows from operations and cash on hand have been sufficient to fund interest obligations ($1.28 billion and $970 million in 2013 and 2014, respectively) and significant capital expenditures ($600.8 million and $645.4 million in 2013 and 2014, respectively). Our total capital expenditures are expected to range from $775 million to $850 million in 2015, $625 million to $700 million in 2016 and $725 million to $825 million in 2017. We also expect to receive significant customer prepayments under our customer service contracts. Significant prepayments are currently expected to range from $125 million to $150 million in 2015 and up to $25 million in 2016. There are no significant prepayments under contract for 2017. An inability to generate sufficient cash flow to satisfy our debt service obligations or to refinance our obligations on commercially reasonable terms would have an adverse effect on our business, financial position, results of operations and cash flows, as well as on our and our subsidiaries’ ability to satisfy their obligations in respect of their respective debt. We continually evaluate ways to simplify our capital structure and opportunistically extend our maturities and reduce our costs of debt. In addition, we may from time to time retain any future earnings to purchase, repay, redeem or retire any of our outstanding debt securities in privately negotiated or open market transactions, by tender offer or otherwise.

In June 2014, the shareholders of Intelsat S.A. declared a $9.9 million dividend to be paid to holders of our Series A Preferred Shares in four installments through June 2015 in accordance with the terms of the Series A Preferred Shares.

Cash Flow Items

Our cash flows consisted of the following for the periods shown (in thousands):

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
Net cash provided by operating activities	$366,891	$386,353
Net cash used in investing activities	(166,440)	(186,987)
Net cash used in financing activities	(12,626)	(58,582)
Net change in cash and cash equivalents	187,602	135,579

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $19.5 million to $386.4 million for the three months ended March 31, 2015, as compared to the three months ended March 31, 2014. The primary drivers of the year-over-year increase in net cash provided by operating activities were lower cash outflows related to interest payments and higher customer prepayments received under our long-term service contracts, partially offset by lower cash inflows related to lower net income. During the three months ended March 31, 2015, cash flows from operating activities reflected a $149.7 million inflow related to the amount and timing of interest payments, net of amounts capitalized, and a $22.7 million cash inflow related to deferred revenue for customer prepayments received under our long-term service contracts, partially offset by a $26.0 million outflow related to accounts payable and accrued liabilities.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $20.5 million to $187.0 million during the three months ended March 31, 2015, as compared to the three months ended March 31, 2014. The increase was primarily due to higher capital expenditures.

Net Cash Used in Financing Activities

Net cash used in financing activities increased by $46.0 million to $58.6 million during the three months ended March 31, 2015, primarily due to higher repayments of an outstanding revolving credit facility balance.

Long-Term Debt

Senior Secured Credit Facilities

On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which includes a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility requires regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity.

Up to $350.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. As of March 31, 2015, Intelsat Jackson had $488.8 million (net of standby letters of credit) of availability remaining thereunder.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to the London Inter-Bank Offered Rate (“LIBOR”) plus 3.00% or the Above Bank Rate (“ABR”) plus 2.00%.

On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rates applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility are (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR will not be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio equal to or greater than 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 1.48 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.62 to 1.00 as of March 31, 2015. In the event Intelsat Jackson were to fail to comply with these financial maintenance covenant ratios and were unable to obtain waivers, Intelsat Jackson would default under the Intelsat Jackson Secured Credit Agreement, and the lenders under the Intelsat Jackson Secured Credit Agreement could accelerate our obligations thereunder, which would result in an event of default under our existing notes.

2014 Debt Transactions

2014 Intelsat Jackson Notes Redemption

On November 1, 2014, Intelsat Jackson redeemed all the outstanding $500.0 million aggregate principal amount of its 8 1/2% Senior Notes due 2019. In connection with the redemption these notes, we recognized a loss on early extinguishment of debt of $40.4 million in the fourth quarter of 2014, consisting of the difference between the carrying value of the debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs.

Contracted Backlog

We have historically had, and currently have, a substantial contracted backlog, which provides some assurance regarding our future revenue expectations. Contracted backlog is our expected future revenue under customer contracts, and includes both cancelable and non-cancelable contracts. Approximately 88% of our total contracted backlog as of March 31, 2015 related to contracts that were non-cancelable and approximately 11% related to contracts that were cancelable subject to substantial termination fees. In certain cases of breach for non-payment or customer bankruptcy, we may not be able to recover the full value of certain contracts or termination fees. Our contracted backlog includes 100% of the backlog of our consolidated ownership interests, which is consistent with the accounting for our ownership interests in these entities. Our contracted backlog was approximately $9.7 billion as of March 31, 2015. This backlog reduces the volatility of our net cash provided by operating activities more than would be typical for a company outside our industry.

Capital Expenditures

Our capital expenditures depend on our business strategies and reflect our commercial responses to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which satellites are under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the service life of the satellite to be replaced. As a result, we frequently experience significant variances in our capital expenditures from year to year.

Payments for satellites and other property and equipment during the three months ended March 31, 2015 were $187.0 million. Our capital expenditure guidance for the periods 2015 through 2017 (the “Guidance Period”) forecasts capital expenditures during those periods for twelve satellites. We expect to launch six satellites during the Guidance Period, one of which is expected to be launched in the second half of 2015. By the conclusion of the Guidance Period, our total transmission capacity is expected to increase significantly from levels at year end 2015. We expect our capital expenditures to range from $775 million to $850 million in 2015. For 2016, we anticipate capital expenditures to range from $625 million to $700 million. For 2017, we anticipate capital expenditures to range from $725 million to $825 million as we begin investing in replacement satellites that will be launched beyond the Guidance Period. Our capital expenditures guidance includes capitalized interest. The annual classification of capital expenditure payments could be impacted by the timing of achievement of satellite manufacturing and launch contract milestones.

During the Guidance Period, we expect to receive significant customer prepayments under our existing customer service contracts. We contract for these prepayments in an effort to balance our growth and delevering objectives, and our prepayment guidance reflects only amounts currently contractually committed. Significant prepayments received during the three months ended March 31, 2015 totaled $43 million. Significant prepayments are currently expected to range from $125 million to $150 million in 2015 and up to $25 million in 2016. There are no significant prepayments under contract for 2017. The annual classification of capital expenditures and prepayments could be impacted by the timing of achievement of contract, satellite manufacturing, launch and other milestones. We intend to fund our capital expenditure requirements through cash on hand, cash provided from operating activities and, if necessary, borrowings under our senior secured revolving credit facility.

Off-Balance Sheet Arrangements

We have a revenue sharing agreement with JSAT International, Inc. (“JSAT”) related to services sold on the Horizons Holdings satellites. We are responsible for billing and collection for such services and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Under an amended joint venture agreement between us and JSAT, we agreed to guarantee to JSAT certain minimum levels of annual gross revenues for a three-year period beginning in the first quarter of 2012 (the date that the Horizons-2 satellite was relocated to 85° E). (See Note 8(a)—Investments—Horizons Holdings). As of March 31, 2015, all amounts due under the guarantee have been paid, and no remaining exposure exists.

At March 31, 2015, we also had an off-balance sheet commitment of $20.0 million, which we expect to pay through 2017 for development activities.

Disclosures about Market Risk

See Item 3—Quantitative and Qualitative Disclosures About Market Risk.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the revenue recognition requirements in FASB Accounting Standards Codification (“ASC”) Topic 605 – Revenue Recognition. The guidance in ASU 2014-09 clarifies the principles for recognizing revenue and improves financial reporting by creating a common revenue standard for U.S. GAAP and International Financial Reporting Standards. ASU 2014-09 is effective for interim and annual reporting periods beginning after December 15, 2016. However, the FASB, in its April 1, 2015 meeting, proposed to defer the effective date of the ASU 2014-09 by one year. Based on the proposed decision, public entities could elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, the FASB decided to permit early adoption of the standard but not before the original effective date, i.e. annual periods beginning after December 15, 2016. The FASB expects to issue an accounting standard update during the second quarter of 2015. The standard permits the use of either the retrospective or cumulative effect transition method. We are in the process of evaluating the impact that ASU 2014-09 will have on our consolidated financial statements and associated disclosures, and have not yet selected a transition method.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30) to simplify the presentation of debt issuance costs. The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying value of that debt liability. ASU 2015-03 is effective for interim and annual periods beginning after December 15, 2015 on a retrospective basis. Early adoption is permitted and we plan to adopt the amendments in the update in the fourth quarter of 2015. The adoption of the ASU 2015-03 would have had an effect of a reduction in other assets and long-term debt, net of current portion of $142.9 million and $137.8 million as of December 31, 2014 and March 31, 2015, respectively.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

We are primarily exposed to the market risk associated with unfavorable movements in interest rates and foreign currencies. The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in those factors. In addition, with respect to our interest rate swaps as described below, we are exposed to counterparty credit risk, which we seek to minimize through credit support agreements and the review and monitoring of all counterparties. We do not purchase or hold any derivative financial instruments for speculative purposes.

Interest Rate Risk

As of March 31, 2015, we held interest rate swaps with an aggregate notional amount of $1.6 billion, which mature in January 2016. These swaps were entered into to economically hedge the variability in cash flow on a portion of the floating rate term loans under our senior secured credit facilities.

During the three months ended March 31, 2015, there were no material changes to our market risk sensitive instruments and positions as discussed in our Annual Report on Form 20-F for the year-ended December 31, 2014.

Foreign Currency Risk

We do not currently use material foreign currency derivatives to hedge our foreign currency exposures. There have been no material changes to our foreign currency exposures as discussed in our Annual Report on Form 20-F for the year ended December 31, 2014.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

We are subject to litigation in the ordinary course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

Item 1A.	Risk Factors

No material changes in the risks related to our business have occurred since we filed our Annual Report on Form 20-F for the year ended December 31, 2014.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT S.A.

Date: April 30, 2015	By	/s/ STEPHEN SPENGLER
Stephen Spengler
Chief Executive Officer

Date: April 30, 2015	By	/s/ MICHAEL MCDONNELL
Michael McDonnell
Executive Vice President and Chief Financial Officer